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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No.     )*

Beamr Imaging Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.05 per share
(Title of Class of Securities)

M1R79L104
(CUSIP Number)

Shelly Shtrassberg, VP Finance

Disruptive Technologies L.P.

11 HaManofim Street

Herzliya, Israel 4672561

Telephone: +972-9-373-0069

With a copy to:

Jonathan M. Nathan, Adv.

Meitar Law Offices

16 Abba Hillel Road

Ramat Gan 5250608, Israel

Telephone: +972-3-610-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M1R79L104	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
Disruptive Technologies III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
976,320 (1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
976,320 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
976,320 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.5% (2)
12	TYPE OF REPORTING PERSON (See Instructions)
PN

(1)	Disruptive Technologies III L.P. (“Disruptive III”) holds the subject ordinary shares of the Issuer. Disruptive Technology Ltd. (the “GP”) is the sole general partner of Disruptive III. Tal Barnoach and Adam Rothstein serve as directors of, and may be deemed to control, the GP. As such, Disruptive III may be deemed to share beneficial ownership of the subject ordinary shares with each of the GP, Mr. Barnoach and Mr. Rothstein.
(2)	This percentage is based on 15,089,747 ordinary shares of the Issuer issued and outstanding as of March 1, 2024, as described in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2023, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on March 4, 2024.

CUSIP No. M1R79L104	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
Disruptive Technologies L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
79,970 (1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
79,970 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
79,970 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.5% (2)
12	TYPE OF REPORTING PERSON (See Instructions)
PN

(1)	Disruptive Technologies L.P. (“Disruptive LP”) holds the subject ordinary shares of the Issuer. Disruptive Technology Ltd. (the “GP”) is the sole general partner of Disruptive LP. Tal Barnoach and Adam Rothstein serve as directors of, and may be deemed to control, the GP. As such, Disruptive LP may be deemed to share beneficial ownership of the subject ordinary shares with each of the GP, Mr. Barnoach and Mr. Rothstein.
(2)	This percentage is based on 15,089,747 ordinary shares of the Issuer issued and outstanding as of March 1, 2024, as described in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2023, filed by the Issuer with the SEC on March 4, 2024.

CUSIP No. M1R79L104	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
Disruptive Technology Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,056,290 (1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
1,056,290 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,056,290 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0% (2)
12	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Consists of the ordinary shares of the Issuer held by Disruptive III and Disruptive LP, in the aggregate, for each of which the Reporting Person serves as the sole general partner and with which the Reporting Person therefore may be deemed to share beneficial ownership. Tal Barnoach and Adam Rothstein serve as directors of, and may be deemed to control, the Reporting Person and may therefore also be deemed to share beneficial ownership of the subject ordinary shares with the Reporting Person.
(2)	This percentage is based on 15,089,747 ordinary shares of the Issuer issued and outstanding as of March 1, 2024, as described in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2023, filed by the Issuer with the SEC on March 4, 2024.

CUSIP No. M1R79L104	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
Tal Barnoach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
63,121 (1)
	6	SHARED VOTING POWER
1,056,290 (2)
	7	SOLE DISPOSITIVE POWER
63,121 (1)
	8	SHARED DISPOSITIVE POWER
1,056,290 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,119,411
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.4% (3)
12	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Reflects ordinary shares held by the Reporting Person individually.
(2)	Consists of the ordinary shares of the Issuer held by Disruptive III and Disruptive LP, in the aggregate. The Reporting Person serves as a director of, and may be deemed to control, the sole general partner of each of Disruptive III and Disruptive LP and may therefore be deemed to share beneficial ownership of the subject ordinary shares held by them.
(3)	This percentage is based on 15,089,747 ordinary shares of the Issuer issued and outstanding as of March 1, 2024, as described in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2023, filed by the Issuer with the SEC on March 4, 2024.

CUSIP No. M1R79L104	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS
Adam Rothstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,056,290 (1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
1,056,290 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,056,290 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0% (2)
12	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Consists of the ordinary shares of the Issuer held by Disruptive III and Disruptive LP, in the aggregate. The Reporting Person serves as a director of, and may be deemed to control, the sole general partner of each of Disruptive III and Disruptive LP and may therefore be deemed to share beneficial ownership of the subject ordinary shares held by them.
(2)	This percentage is based on 15,089,747 ordinary shares of the Issuer issued and outstanding as of March 1, 2024, as described in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2023, filed by the Issuer with the SEC on March 4, 2024.

Item 1(a). Name of Issuer:

The name of the issuer is Beamr Imaging Ltd. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 11 HaManofim Street, Herzliya, Israel 4672561.

Item 2(a). Name of Person Filing:

The following entities and individuals, as listed below, who are filing this Statement of Beneficial Ownership on Schedule 13G (this “Statement”) are referred to herein collectively as the “Reporting Persons”:

(i)	Disruptive Technologies III L.P. (“Disruptive III”)
(ii)	Disruptive Technologies L.P. (“Disruptive LP”)
(iii)	Disruptive Technology Ltd. (the “Disruptive GP”)
(iv)	Tal Barnoach
(v)	Adam Rothstein

Disruptive III and Disruptive LP directly hold, respectively, 976,320 and 79,970 ordinary shares (as defined in Item 2(d) below) that are reported in this Statement. The Disruptive GP serves as the sole general partner of each of Disruptive III and Disruptive LP. Each of Tal Barnoach and Adam Rothstein serves as a director of, and may be deemed to share control of, the Disruptive GP and therefore possesses ultimate voting and investment authority with respect to those ordinary shares. Mr. Barnoach furthermore individually holds an additional 63,121 ordinary shares, as reported in this Statement.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business office of each of the Reporting Persons is c/o Disruptive Technologies L.P., 11 HaManofim Street, Herzliya, Israel 4672561.

Item 2(c). Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Disruptive III- Cayman Islands
(ii)	Disruptive LP – Cayman Islands
(iii)	Disruptive GP - Israel
(iv)	Tal Barnoach - Israel
(v)	Adam Rothstein - United States

Page 7 of 12 Pages

Item 2(d). Title of Class of Securities:

This Statement relates to the ordinary shares, par value NIS 0.05 per share, of the Issuer (“ordinary shares”).

Item 2(e). CUSIP Number:

The CUSIP number of the ordinary shares is M1R79L104.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	Disruptive III

(a)	Amount beneficially owned: 976,320 ordinary shares (1)
(b)	Percent of class*: 6.5%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 976,320 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 976,320 (1)

II.	Disruptive LP

(a)	Amount beneficially owned: 79,970 ordinary shares (1)
(b)	Percent of class*: 0.5%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 79,970 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 79,970 (1)

Page 8 of 12 Pages

III.	Disruptive GP

(a)	Amount beneficially owned: 1,056,290 ordinary shares (1)
(b)	Percent of class*: 7.0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,056,290 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 1,056,290 (1)

IV.	Tal Barnoach

(a)	Amount beneficially owned: 1,119,411 ordinary shares (1)
(b)	Percent of class*: 7.4%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 63,121
(ii)	Shared power to vote or to direct the vote: 1,056,290 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 63,121
(iv)	Shared power to dispose of or to direct the disposition of: 1,056,290 (1)

V.	Adam Rothstein

(a)	Amount beneficially owned: 1,056,290 ordinary shares (1)
(b)	Percent of class*: 7.0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,056,290 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 1,056,290 (1)

*	All percentage ownership reflected in this Statement is based on 15,089,747 ordinary shares of the Issuer issued and outstanding as of March 1, 2024, as described in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2023, filed by the Issuer with the SEC on March 4, 2024.

(1)	See the cover page for the applicable Reporting Person, which is incorporated by reference herein, for the explanation as to the basis for the beneficial ownership of these ordinary shares by the Reporting Person.

Each of the foregoing Reporting Persons disclaims beneficial ownership of the ordinary shares reported herein except to the extent of its or his (as applicable) pecuniary interest (if any) therein.

Page 9 of 12 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Disruptive Technologies III L.P.

By:	Disruptive Technology Ltd.,
its sole general partner

	By:	/s/ Tal Barnoach
	Name:	Tal Barnoach
	Title:	Director

Disruptive Technologies L.P.

By:	Disruptive Technology Ltd.,
its sole general partner

	By:	/s/ Tal Barnoach
	Name:	Tal Barnoach
	Title:	Director

Disruptive Technology Ltd.

	By:	/s/ Tal Barnoach
	Name:	Tal Barnoach
	Title:	Director

/s/ Tal Barnoach
Tal Barnoach

/s/ Adam Rothstein
Adam Rothstein

Date: March 18, 2024

Page 11 of 12 Pages

EXHIBITS

Exhibit 1 -	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

Page 12 of 12 Pages